UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SARATOGA RESOURCES, INC

(Name of Issuer)

common stock

(Title of Class of Securities)

803521102

(CUSIP Number)

December 17, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 803521102

1.	Names of Reporting Persons Valiance Asset Management Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Channel Islands/Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,689,685

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,689,685

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,689,685

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.46

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 803521102

1.	Names of Reporting Persons Valiance Special Opportunity Co-Investment Master Fund LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Channel Islands/Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,689,685

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,689,685

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,689,685

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.46

12.	Type of Reporting Person (See Instructions) IA

Item 1.
	(a)	Name of Issuer SARATOGA RESOURCES, INC
	(b)	Address of Issuer’s Principal Executive Offices 7500 San Felipe, Suite 675, Houston, Texas 77063

Item 2.
	(a)	Name of Person Filing Richard Bray
	(b)	Address of Principal Business Office or, if none, Residence 3rd Floor, Natwest House, Le Truchot, St Peter Port, Guernsey, GY1 1WD
	(c)	Citizenship Channel Islands/Guernsey
	(d)	Title of Class of Securities common stock
	(e)	CUSIP Number 803521102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: Valiance Asset Management Limited (Guernsey) - 1,689,685 Valiance Special Opportunity Co-Investment Master Fund LP - 1,689,685
(b) Percent of class: Valiance Asset Management Limited (Guernsey) – 5.46 Valiance Special Opportunity Co-Investment Master Fund LP – 5.46
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote Valiance Asset Management Limited (Guernsey) – 0 Valiance Special Opportunity Co-Investment Master Fund LP – 0
(ii) Shared power to vote or to direct the vote Valiance Asset Management Limited (Guernsey) - 1,689,685 Valiance Special Opportunity Co-Investment Master Fund LP - 1,689,685
(iii) Sole power to dispose or to direct the disposition of Valiance Asset Management Limited (Guernsey) – 0 Valiance Special Opportunity Co-Investment Master Fund LP – 0
(iv) Shared power to dispose or to direct the disposition of Valiance Asset Management Limited (Guernsey) - 1,689,685 Valiance Special Opportunity Co-Investment Master Fund LP - 1,689,685

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
N/A
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date
Valiance Asset Management Limited By /s/ Richard Bray
Signature
Richard Bray/Director
Name/Title

April 10, 2013
Date
Valiance Special Opportunity Co-Investment Master Fund LP by /s/ Richard Bray
Signature
Richard Bray/Director
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).